Filed Pursuant to Rule 433

Dated January 21, 2015

Registration No. 333-189174

Corporación Andina de Fomento

Floating Rate Notes due 2018

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa3 (Stable) / S&P: AA- (Negative) / Fitch: AA- (Stable)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars

Total Principal Amount:	U.S.$1,000,000,000

Offering Price:	100.00% plus accrued interest, if any, from January 29, 2015

Gross Proceeds (excluding accrued interest):	U.S.$1,000,000,000

Trade Date:	January 21, 2015

Settlement:	January 29, 2015 (T+6)

Maturity:	January 29, 2018

Interest Payment Dates:	January 29, April 29, July 29 and October 29 of each year, with first interest payment date on April 29, 2015. If any interest payment date would fall on a day that is not a business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the following day that is a business day, except that if such next business day is in a different month, then that interest payment date will be the immediately preceding day that is a business day. With respect to the notes, a “business day” is a day other than a Saturday, a Sunday or any other day on which banking institutions in New York, New York are authorized or required by law or executive order to remain closed.

Initial Interest Rate:	LIBOR for the three-month period as of 11:00 a.m., London time, on January 27, 2015, plus 55 bps

Interest Reset Periods:	Quarterly, from and including each interest payment date (or the issue date, as applicable) to but excluding the next interest payment date, as adjusted

Interest Rate Determination:	LIBOR, as determined by the Calculation Agent as of the applicable determination date, plus 55 bps

Determination Date:	Two London Banking Days prior to the first day of the related interest period

LIBOR:	With respect to an interest period, “LIBOR” is the offered rate (expressed as a percentage per annum) for three-month deposits in U.S. Dollars beginning on the first day of such interest period as it appears on the Reuters Screen “LIBOR 01” Page, or any successor service (or any other service or services of major banks for the purpose of displaying the London interbank offered rates for U.S. Dollar deposits) at approximately 11:00 a.m., London time, on the determination date for that interest period

London Banking Day:	With respect to the notes, a “London Banking Day” is any day on which dealings in U.S. Dollars are transacted in the London interbank market

Interest Rate Basis:	Actual/360

Redemption Provisions:	Notes may not be redeemed prior to January 29, 2018

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of $1,000 and integral multiples of $1,000 in excess thereof

Clearing:	DTC / Euroclear / Clearstream

Calculation Agent:	The Bank of New York Mellon

Joint Bookrunners:	Barclays Capital Inc. Crédit Agricole Corporate and Investment Bank Daiwa Capital Markets Europe Limited Deutsche Bank Securities Inc.

Names and Addresses of Representatives:	Barclays Capital Inc. 745 Seventh Avenue New York, NY 10019 Crédit Agricole Corporate and Investment Bank Broadwalk House 5 Appold Street London EC2A 2DA United Kingdom

Daiwa Capital Markets Europe Limited 5 King William Street London, EC4N 7DA United Kingdom Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005

Taxation:

This section supplements the discussion of U.S. federal income taxation in the issuer’s prospectus. It applies to you only if you acquire notes in the offering at the offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as: a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, a life insurance company, a tax-exempt organization, a person that owns notes that are a hedge or that are hedged against interest rate risks, a person that owns notes as part of a straddle or conversion transaction for tax purposes, a person that purchases or sells notes as part of a wash sale for tax purposes, or a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders:

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of the notes and you are: an individual citizen or resident of the United States, a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If you are not a United States holder, this subsection does not apply to you, and you should refer to “United States Alien Holders” below.

The notes will be treated as a variable rate debt instrument for United States federal income tax purposes. Under this characterization, you will be taxed on interest on your notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. See the discussion under “Taxation — United States Taxation — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the issuer’s prospectus for more information.

United States Alien Holders:

You are a United States alien holder if you are the beneficial owner of the notes and you are, for United States federal income tax purposes: a nonresident alien individual, a foreign corporation, or an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note. If you are a United States alien holder, see the discussion under “Taxation — United States Taxation — United States Alien Holders” in the issuer’s prospectus for a description of the tax consequences relevant to you.

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the United Kingdom Listing Authority and to the regulated market of the London Stock Exchange

SEC Registered Global:	ISIN: US219868BV74 CUSIP: 219868BV7

(1)	These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

We expect the delivery of the notes will be made against payment therefor on or about the closing date specified under “Settlement” above, which is the sixth business day following the date hereof (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time for any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Crédit Agricole Corporate and Investment Bank at 1-866-807-6030 or Deutsche Bank Securities Inc. at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.